COMPANHIA BRASILEIRA DE DISTRIBUICAO
                 Publicly Traded Company with Authorized Capital
                      C.N.P.J/M.F. n.(0) 47.508.411/0001-56


           MINUTES OF GENERAL AND EXTRAORDINARY SHAREHOLDERS' MEETING
                             HELD ON APRIL 30, 2004


1 - DATE AND VENUE: On April 30, 2004, at 4:00 PM, in the Company's head office, located in the City of Sao Paulo, Sao Paulo State, at Avenida Brigadeiro Luiz Antonio n(0) 3.142.

2 - NOTICE: Meeting Call published in the Diario Oficial do Estado de Sao Paulo on April 15, 16 and 17, 2004, pages 22, 58 and 14, and in Folha de Sao Paulo on April 15, 16 e 17, 2004, pages A10, B4 e B4, respectively.

3 - QUORUM: Shareholders representing 74.566% of the voting capital, according to the signatures in the shareholders' attendance book.

4    - COMPOSITION OF THE BOARD: Chairman: Valentim dos Santos Diniz, Secretary:
     Marise Rieger Salzano.

5 - SUMMARY OF THE DELIBERATIONS: The General Meeting, by unanimity of votes, abstaining those legally impeded:

IN THE GENERAL MEETING:

5.1. approved the financial statements regarding the year finished in December 31st, 2003, with no further remarks, which were published in Diario Oficial do Estado de Sao Paulo on February 11th, 2004, page 5, and in Folha de Sao Paulo in February 10th, 2004, page B7;

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5.2.  approved the Company's capital budget for the year of 2004, elaborated by the Board and submitted for approval of the General Meeting, complying with article 196, Law# 6,404/76;

5.3. approved the Board's Proposal regarding the destination of the Net Income of 2003, specially regarding the approval of the distribution of the mandatory dividends in the amount of R$54,791,570.13, corresponding to R$0.46261 per 1,000 common shares and R$0.50887 per 1,000 preferred shares. The payment of the dividends will be on June 28, 2004.

5.4. elected as a member of Board of Directors with a mandate valid until the General Shareholder's Meeting that approves the statements of the fiscal year of 2005, i.e., until April 30, 2006: Arthur Antonio Sendas, Brazilian, married, entrepreneur, ID Card RG # 1.183.197, IFP/RJ, Individual Taxpayer's Registration CPF/MF # 016.084.447-91, resident at Rodovia Presidente Dutra n(0) 4674 - Sao Joao de Meriti - RJ

5.5. fixed the total and annual fees for the members of the Board and of the Executive, Finance, Development and Marketing Committee, in up to R$11,200,000.00 (eleven million, two hundred thousand reais). The distribution of the remuneration will be defined by the Commission constituted in accordance to Article 18, letter "j", of the Company's By-Laws. The total and annual fees for the Consulting Board were fixed in up to R$500,000.00 (five hundred thousand reais).


IN THE EXTRAORDINARY MEETING:

5.6. approved the Board's Proposal about the capitalization of the earnings reserves accumulated in previous fiscal years, which were used in the expansion of Company's business, in the amount of R$178,323,545.14 (one hundred and seventy eight million, three hundred and twenty three thousand, five hundred and forty five reais and fourteen centavos), as follows:


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     -    Expansion Reserves, constituted in the Meeting of April 30, 2003, in the amount of R$160,491,190.63.

     - Retained Earnings Reserve, based on capital budget, in the amount of R$17,832,354.51.

5.7. approved the Capital Increase, without shares issue, in the amount of R$178,323,545.14 (one hundred and seventy eight million, three hundred and twenty three thousand, five hundred and forty five reais and fourteen centavos), regarding the capitalization mentioned in the previous item, increasing the Company's Capital Stock from R$3,158,975,264.23 to R$3,337,298,809.37. Consequently the "caput" of article 4th of the Company's By-Laws will be the following:

      "Article 4th ("caput") - The Company's Capital Stock is R$3,337,298,809.37 (three billion, three hundred and thirty seven million, two hundred and ninety eight thousand, eight hundred and nine reais and thirty seven centavos), fully paid and divided in 113,522,239,433 (one hundred and thirteen billion, five hundred and twenty two million, two hundred and thirty nine thousand, four hundred and thirty three) shares without par value, of which 63,470,811,399 (sixty three billion, four hundred and seventy million, eight hundred and eleven thousand, three hundred and ninety nine) are common shares and 50,051,428,034 (fifty billion, fifty one million, four hundred and twenty eight thousand, thirty four) are preferred shares."

6 - DOCUMENTS FILED IN THE ADMINSTRATIVE HEADQUARTERS:

     a)   Meetings Notice;

     b)   Financial Statements, Board's Report and Independent Auditors Opinion;

     c)   Board's Proposal.

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7     - CLOSURE: Having nothing further to decide, the meeting was closed and this minute was registered, in summary form, read, verified and agreed upon, signed by the participant shareholders and by the auditors.

Signatures: Valentim dos Santos Diniz - Chairman of the Board; Marise Rieger Salzano - Secretary. Shareholders: Valentim dos Santos Diniz; Pao de Acucar S/A Industria e Comercio, Peninsula Participacoes Ltda. and Abilio dos Santos Diniz, the last three represented by their legal representative, Marise Rieger Salzano, Sergio Feijao Filho and PricewaterhouseCoopers Independent Auditors, by its legal representative.



                            Sao Paulo, April 30, 2004



                This is a faithful copy of the Original Document




                          _______________________________
                            Valentim dos Santos Diniz
                              Chairman of the Board






Marise Rieger Salzano
OAB/SP - 85.251